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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X                Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____        No ----X----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software Joins Web Services Interoperability Organization

Company To Contribute Significant Experience In Rapid Integration of

Web Services To Industry Organization

Irvine, California (February 5, 2003) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art development and integration technology, and business solutions, announced today that it has joined the Web Services Interoperability Organization (WS-I), an organization whose mission is to promote Web services interoperability across platforms, applications and programming languages.

Magic Software joins a consortium of more than 160 vendors and user companies who work together to accelerate the development and deployment of interoperable Web services. Magic Software brings excellent experience to the consortium in the area of development and integration of Web services. eDeveloper, Magic Software’s flagship application development environment (http://www.magicsoftware.com/edeveloper), provides support for XML Schema, Web Services Definition Language (WSDL) and Simple Object Access Protocol (SOAP) standards. eDeveloper also supports industry standards including the J2EE™ and Microsoft .NET.

"We are pleased that Magic Software has chosen to lend its industry expertise to the efforts of WS-I," said Tom Glover, chairman of WS-I. "The collaboration of Magic Software with other industry leaders will help us to meet our goal of assuring interoperability of Web services technologies."

Magic Software is a WS-I contributing member and will participate in several of WS-I’s technical working groups.

“Magic Software Enterprises has been providing organizations worldwide with technology that provides application integration and interoperability, and support for the rapid development and deployment of components and Web services,” said David Leichner, vice president of Worldwide Marketing. “We are excited about bringing this experience to WS-I to play an active role in shaping the future of how Web services are utilized to provide meet customer requirements.”

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY), develops, markets and supports software development and deployment technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 5 February 5, 2003